Mail Stop 4561   September 17, 2008

Patrick G. Adams
Chief Executive Officer
T Bancshares, Inc.
16000 Dallas Parkway, Suite 125
Dallas, TX 75248

>   **Re: T Bancshares, Inc.**
>   **Amendment No. 1 to the Registration Statement on Form S-1**
>   **Filed September 11, 2008**
>   **and Documents Incorporated by Reference**
>   **File No. 333-152622**

Dear Mr. Adams:

        We have reviewed your filing and have the following comments. Where indicated, we
think you should revise your document in response to these comments. If you disagree, we will
consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask
you to provide us with information so we may better understand your disclosure. After
reviewing this information, we may raise additional comments.

Form S-1/A

Risk Factors, page 9

1.   We note the rights offering may be terminated at any time prior to the expiration of the
        offering. In addition, we note subscribers will not receive the shares of common stock to
        which they subscribed until completion of the rights offering. Please add a risk factor
        addressing the possibility that subscribers will not realize any increase in the value of the
        common stock during the subscription period in the event the offering is terminated.
        Also, address the impact on the value of transferability given the fact that the offering
        may be terminated at any time.

Material U.S. Federal Income Tax Consequences, page 33

2.   The response to prior comment 9 from our letter dated August 25, 2008 states that the
        company does not intend to obtain an opinion from counsel regarding the tax
        consequences addressed in the prospectus. However, it appears that the tax consequences
        to investors discussed in the prospectus are material. Therefore, please either file a tax

opinion or advise us in reasonable detail as to why the tax consequences are not material to investors.

Incorporation of Certain Documents by Reference, page 40

3.   Please refer to prior comment 14 from our letter dated August 25, 2008. You cannot incorporate by reference into the Form S-1 documents that have not already been filed with the Commission. Please revise.

Exhibits

Exhibit 5.1

4.   We note counsel's assumption that the company has been "duly organized and is validly existing as a corporation under the laws of the State of Texas." It is inappropriate for counsel to assume material facts underlying the opinion or facts that are readily ascertainable. Please revise the opinion accordingly.

5.   We note that the opinion is expressed "as of the date hereof" and that counsel has disclaimed any responsibility to update it. However, the opinion must be expressed as of the effective date of the registration statement. Please revise accordingly.

6.   Counsel must opine as to whether the rights, upon issuance, will be legal, binding obligations of the registrant. Please revise accordingly.

                *   *   *   *   *

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Matt McNair, Staff Attorney, at (202) 551-3583 or me at (202) 551-3434 with any other questions.

Sincerely,

Michael R. Clampitt
Senior Attorney

cc: By fax (214) 740-7182
        Peter G. Weinstock, Esq.
        Hunton & Williams LLP

By fax (214) 740-7138
Michael G. Keeley, Esq.
Hunton & Williams LLP